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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM N-6F

             NOTICE OF INTENT TO BE SUBJECT TO SECTION 55 THROUGH 65
                      OF THE INVESTMENT COMPANY ACT OF 1940

            The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act") and in connection with such notice submits the following information:

Name:       Horizon Technology Funding Company LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

            76 Batterson Park Road
            Farmington, CT 06032

Telephone Number (including area code): 860-676-8654

Name and address of agent for service of process:

            Robert D. Pomeroy, Jr.
            Chief Executive Officer
            Horizon Technology Funding Company LLC
            76 Batterson Park Road
            Farmington, CT 06032

            The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to section 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
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                                   SIGNATURES

            Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to section 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the Town of Farmington and the State of Connecticut on the 21st day of December 2005.

 [SEAL]                                Horizon Technology Funding Company LLC


                                       /s/ Robert D. Pomeroy, Jr.
                                       ----------------------------------
                                       By:     Robert D. Pomeroy, Jr.
                                       Title:  Chief Executive Officer

 Attest:

        /s/ Gerald A. Michaud
        -----------------------------
 By:     Gerald A. Michaud
 Title:  President and Chief Operating Officer